UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Integrated Environmental Technologies, Ltd.

(Name of Issuer)

Common Stock, $0.001 par value per share

 (Title of Class of Securities)

 (CUSIP Number)

William E. Prince
4235 Commerce Street
Little River, SC 29566
(843) 390-2500

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2007

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:
Jeffrey J. Ervine
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(Social Security Number: ###-##-#### )

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

7	SOLE VOTING POWER:

NUMBER OF	3,500,000 shares of Common Stock[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	3,500,000 shares of Common Stock[1]

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,500,000 shares of Common Stock[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.37%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1	See Items 4 and 5 of this Schedule 13D.
2	See Items 4 and 5 of this Schedule 13D.
3	Based on 65,238,409 shares of IET’s Common Stock issued and outstanding as of August 13, 2007.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.  Security and Issuer.

This Statement of Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Integrated Environmental Technologies, Ltd., a Delaware corporation (“IET”).  The principal executive offices of IET are located at 4235 Commerce, Street Little River, SC 29566.

Item 2.  Identity and Background.

This Statement is filed by Jeffrey J. Ervine an individual (“Mr. Ervine” or the “Reporting Person”).  The address of Mr. Ervine is c/o Salon Management, LP, 70 East 55th Street, 15th Floor, New York, NY 10027.  The principal business of the Reporting Person is providing investment management services. Mr. Ervine is a United States citizen.

During the last five years, Mr. Ervine has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final ordering enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On April 21, 2007, Mr. Ervine made a loan to a private individual, the repayment of which was secured by the pledge of 3,500,000 shares of common stock of IET.  The total transaction value was approximately $400,000.  On or about June 12, 2007, the pledged shares were reissued and registered in the Reporting Person’s name. all as permitted under the Loan and Pledge Agreement.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the Shares in connection with a loan transaction. The Reporting Person supports the efforts of the Issuer's management to grow the business, but also believe that management should pursue private equity alternatives to support that growth.

The Reporting Person has effected the acquisition of the Shares for investment purposes, but may communicate with management and others to encourage the exploration of private equity alternatives. The Reporting Person intends to monitor the Issuer's performance closely and may modify his plans in the future.

Although the Reporting Person does not have any current plans other than monitoring and communication, the Reporting Person may in the future exercise, or cause to be exercised, any and all of his rights as a stockholder of the Issuer in a manner consistent with their equity interests. More specifically, depending on his evaluation of various factors, including the investment potential of shares of Common Stock, the Issuer's business prospects and financial position, other developments concerning the Issuer, the price level and availability of the Common Stock, available opportunities to acquire or dispose of shares of Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and other factors deemed relevant, the Reporting Person may take, or cause to be taken, such actions with respect to his holdings in the Issuer as he deems appropriate in light of circumstances, existing from time to time. Such actions may include the purchase of additional shares of Common Stock by the Reporting Person, or by some or all of the Client Funds he has under management, from time to time, in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time by some or all of the Client Funds, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares owned by the Reporting Person or hereafter acquired by the Reporting Person or any of the Client Funds.

Item 5. Interest in Securities of the Issuer:

(a)-(b) As of the filing date of the Schedule 13D, as a result of the Stock Purchase Agreement , Mr. Ervine may be deemed to have (i) beneficial ownership (within the meaning of Rule 13D-3 under the Exchange Act) and (ii) sole power to vote of 3,500,000 shares of Common Stock, which represents approximately 5.37% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-d(d)(1).

(c) Except as set forth or incorporated herein, Mr. Ervine has not effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein above, to the knowledge of Mr. Ervine, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of IET, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

NONE.

SIGNATURE

After reasonable inquiry and not to the best of the undersigned’s knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2007

By: /s/ Jeffrey J. Ervine
Jeffrey J. Ervine